UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASSURED PHARMACY, INC.
(Name of Subject Company (Issuer))

ASSURED PHARMACY, INC.
(Name of Filing Persons (Issuer))

16% Senior Convertible Debentures and Warrants to Purchase Common Stock
Issued May 16, 2011 - July 19, 2012
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert DelVecchio
Chief Executive Officer
5600 Tennyson Parkway, Suite 390
Plano, Texas 75024
Phone: (972) 473-4033
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, New York 10007
Phone: (212) 330-8151
Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 3,235,788.37	$ 647.16

*
The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Debentures has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Debentures for the Shares.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO relates to the offer by Assured Pharmacy, Inc., a Nevada corporation (the “Company” or “Assured Pharmacy”), to exchange certain of its outstanding 16% Senior Convertible Debentures (the “Original Debenture” or “Eligible Debenture”) and accompanying warrants to purchase common stock (the “Eligible Warrants,” “Original Warrants” or “Eligible Warrants”) for either:

Option #1: The issuance of restricted shares of common stock for the settlement of the balance of the Eligible Debenture, which shall consist of principle plus the currently outstanding unpaid interest as of September 30, 2013, at $0.60 per share with the issuance of new warrants to purchase common stock (the “New Warrants”) at an exercise price of $0.60 per share for the first twelve (12) months following the closing date of the issuer tender offer (the “Tender Offer”) and $0.75 thereafter for the remainder of the New Warrant’s term, with such term to be an extension of the term of the Eligible  Warrant by an additional three (3) years, or

Option #2: The issuance of amended and restated debentures (the “New Debentures”) which include the principal balance plus all accrued and unpaid interest as of September 30, 2013 of the Eligible Debentures with a reduction of the interest rate from sixteen percent (16%) to ten percent (10%), the extension of the maturity date for an additional three (3) years past the Eligible Debenture’s maturity date, reduction of the conversion price to $0.75 per share, and execution of a subordination agreement pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock (to be designated) has been made in full (“Subordination Agreement”) and the issuance of New Warrants, the expiration date of which shall be 3 years past the expiration date set forth in the Eligible Warrants and a reduction of the conversion price to $0.75 per share

Upon the terms and subject to the conditions set forth in the Offer to Exchange, dated October 21, 2013 (the “Offer to Exchange”) and the Election to Participate (the “Election to Participate”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”), this Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange and the Election to Participate, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the caption “Summary of Terms” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Assured Pharmacy, Inc. (“Assured Pharmacy”). The address of the principal executive offices of Assured Pharmacy is 5600 Tennyson Parkway, Suite 390, Plano, Texas 75024. The telephone number of the principal executive offices of Assured Pharmacy is (972) 473-4033.

(b) Securities. The information set forth in the Offer to Exchange under the title Description of 16% Senior  Convertible Debentures and Warrants to Purchase Common Stock; Source and Amount of Consideration, located in Section 10 of the Offer, is incorporated herein by reference.

(c) Trading Market and Price. The Eligible Warrants and Eligible Debentures (collectively the “Eligible Securities”) do not trade on any market.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. Assured Pharmacy, Inc., the subject company, is the filing person. Assured Pharmacy’s address and telephone number are set forth in Item 2 above.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange in Section 12: Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Exchange contain information regarding the material terms of the transaction and are incorporated herein by reference.

●	Summary of Terms;

●	Risks of Participating in the Offer;

●	Section 1. Background and Purpose of the Offer;

●	Section 2. Eligibility;

●	Section 3. Exchange of Eligible Securities for New Securities;

●	Section 4. Procedures for Tendering Eligible Securities;

●	Section 5. Acceptance of Eligible Securities and Issuance of New Securities;

●	Section 6. Extension of the Offer; Termination; Amendment;

●	Section 7. Withdrawal Rights;

●	Section 8. Conditions of the Offer;

●	Section 10. Description of 16% Senior Convertible Debentures and Warrants to Purchase Common Stock; Source and Amount of Consideration;

●	Section 11. Information Regarding Assured Pharmacy;

●	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

●	Section 13. Accounting Consequences of the Offer;

●	Section 14. Legal Matters; Regulatory Approvals;

●	Section 15. Certain United States Federal Income Tax Considerations;

●	Section 16. Fees and Expenses; and

●	Section 17. Additional Information.

(b) Purchases. The information set forth in the Offer to Exchange in Section 12: Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Exchange in Section 12: Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (b)  Purposes; Use of Securities Acquired. The following sections of the Offer to Exchange, which contain information regarding the purposes of the transaction and use of securities acquired, are incorporated herein by reference:

●	Summary of Terms; and

●	Section 1: Background and Purpose of the Offer.

(c) Plans. Except as disclosed in the Offer to Exchange, we currently have no plans, proposals or negotiations that relate to or would result in:

●	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Assured Pharmacy or any of its subsidiaries;

●	any purchase, sale or transfer of a material amount of assets of Assured Pharmacy or any of its subsidiaries;

●	any material change in the present dividend rate or policy, or indebtedness or capitalization of Assured Pharmacy;

●
any change in the present Board of Directors or management of Assured Pharmacy, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

●	any other material change in Assured Pharmacy’s corporate structure or business;

●
any class of equity securities of Assured Pharmacy to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

●	any class of equity securities of Assured Pharmacy becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

●	the suspension of Assured Pharmacy’s obligation to file reports under Section 15(d) of the Exchange Act;

●	the acquisition by any person of additional securities of Assured Pharmacy, or the disposition of securities of Assured Pharmacy; or

●	any changes in the Assured Pharmacy’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Assured Pharmacy.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d)  Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exchange in Section 10: Description of 16% Senior Convertible Debentures and Common Stock Purchase Warrants; Source and Amount of Consideration is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b)  Securities Ownership; Securities Transactions. The information set forth in the Offer to Exchange in Section 12: Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the Offer to Exchange in Section 16: Fees and Expenses is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b)  Financial Information; Pro Forma Information. The financial information set forth in Item 8 Consolidated Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on April 1, 2013, and the financial information set forth in the Offer to Exchange Section 11: Information Regarding Assured Pharmacy and the information set forth in Section 17: Additional Information is incorporated herein by reference.

There is no Pro Forma Information because the Company cannot anticipate which option the holders will choose.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Exchange is hereby incorporated by reference:

●	Section 11: Information Regarding Assured Pharmacy;

●	Section 12: Interests of Directors and Executive Officers; Transactions and Arrangements;

●	Section 14: Legal Matters; Regulatory Approvals; and

●	Section 15: Certain United States Federal Income Tax Considerations.

(b) Not Applicable.

(c) Other Material Information. The information set forth in the Offer to Exchange and the Election to Participate, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B)(1), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated October 21, 2013

(a)(1)(B)(1) (a)(1)(B)(2)	Election to Participate Template of Annex A to Original Debenture (“Conversion Notice”)

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of New Warrants under Option 1

(a)(1)(E)	Form of Amended Debentures under Option 2

(a)(1)(F)	Form of New Warrants under Option 2

(a)(1)(G)	Subordination Agreement, Option 2 only

(a)(1)(H)	Letter from Robert DelVecchio, Chief Executive Officer of the Company, to Holders of Eligible Securities dated October 21, 2013

(a)(1)(I)	Press release dated October 21, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Assured Pharmacy, Inc.

Date: October 21, 2013	By:	/s/ Robert DelVecchio
Robert DelVecchio
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated October 21, 2013

(a)(1)(B)(1)	Election to Participate

(a)(1)(B)(2)	Template of Annex A to Original Debenture (“Conversion Notice”)

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of New Warrants under Option 1

(a)(1)(E)	Form of Amended Debentures under Option 2

(a)(1)(F)	Form of New Warrants under Option 2

(a)(1)(G)	Subordination Agreement, Option 2 only

(a)(1)(H)	Letter from Robert DelVecchio, Chief Executive Officer of the Company, to Holders of Eligible Securities dated October 21, 2013

(a)(1)(I)	Press release dated October 21, 2013